Indigo-Energy, Inc.
2857 Hartwick Pines Drive
Henderson, Nevada 89052
Tel. (702) 990-3387
Fax (702) 990-3001

December 8, 2006

April Sifford, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Re:	Indigo-Energy, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2005
Form 10-QSB for Fiscal Quarters Ended December 31, 2005
Form 8-K Filed on February 2, 2006
File No. 2-75313

Dear Ms. Sifford:

We are in receipt of your comment letter dated March 27, 2006 regarding the above referenced filings. As requested in your letter and on the teleconference with Indigo-Energy, Inc.’s (the “Company”) independent registered accountants, securities counsel and Stan Teeple, we provide responses to the questions raised by the Staff. For convenience, the Staff comments are included in bold below and are numbered to correspond to the numbered paragraphs in the Comment Letter. The Company’s responses immediately follow each comment. Please note the Company filed the following filings in connection with, or as referred to, in this letter or the aforementioned teleconference:

•	Amendment No. 1 to the Company’s Form 8-K (for the Form 8-K originally filed February 2, 2006) filed with Edgar on October 16, 2006;
•	2005 Form 10-KSB for the year ended December 31, 2005, filed with Edgar on December 8, 2006;
•	Amendment No. 1 to the Company’s Form 10-QSB for the fiscal quarters ended September 30, 2005 (for the Form 10-QSB originally filed February 8, 2006) filed with Edgar on October 10, 2006; and
•
Form 8-K reporting that the Form 10-QSB for the fiscal quarter ended December 31, 2005 (for the Form 8-K originally filed February 13, 2006) was filed erroneously and should not be relied on, filed with Edgar on October 4, 2006.

Note: In order to avoid confusion the Company’s responses will refer to the registrant as Procare America, Inc. (“Procare”, the “Company”, the “registrant”), even though its name was subsequently changed to Indigo-Energy Inc., and to the operating company as Indigo Land and Development, Inc. (“Indigo”)

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 2

Background

Procare, a public shell company, and Indigo consummated a share exchange on December 15, 2005 whereby Procare obtained all of the outstanding stock of Indigo. Procare was the legal acquirer and Indigo was the accounting acquirer since the shareholders of Indigo acquired a majority ownership interest in Procare. This transaction is treated as a recapitalization of Indigo.

The fiscal year end of Procare was June 30 and the fiscal year end of Indigo was December 31. After the share exchange Procare was no longer the reporting entity for accounting purposes since the financial statements of Indigo became those of Procare. Consequently, the December 31 fiscal year end of Indigo became that of Procare. Since the change of fiscal year was to conform to the accounting entity (Indigo) there was not a transition period for financial reporting purposes because there was no change in the period of the financial statements.

Nevertheless, because the registrant’s fiscal year was changed to that of Indigo, the Company reported the change under Item 5.03 in the Form 8-K it filed on June 15, 2006. The Company again disclosed same under Item 5.03 when it amended the Form 8-K (which it originally filed on February 2, 2006, where it originally disclosed the share exchange) which was filed on October 16, 2006.

After the share exchange the registrant was required to file quarterly and annual reports based on the new fiscal year of the operating company which was December 31. This is consistent with the guidance in the Division of Corporation Finance - Accounting Disclosure Rules And Practices Training Material 2000 Edition page B-3 paragraph D. “Change In Fiscal Year.”

Consequently, the Company should have filed an annual report on Form 10-KSB for the fiscal year ended December 31, 2005.

The Form 10-QSB for the fiscal quarter ended December 31, 2005 was erroneously filed. On October 4, 2006, the Company filed a Form 8-K disclosing the Form 10-QSB was erroneously filed and should not be relied upon.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2005

1.
Please revise the presentation of your financial statements and footnotes to clearly identify the operations of the registrant as being in the exploration stage. Revisions are required throughout your financial statements to provide the appropriate disclosure and presentation in accordance with SFAS 7. Please refer to SFAS 7, paragraph 11 for further guidance.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 3

The financial statements and footnotes included in the 2005 Form 10-KSB for the year ended December 31, 2005 reflect the disclosures required by SFAS 7.

2.
We note the liabilities owed to the finders of Indigo Land and Developments, Inc. as discussed in section 4.8 of the Exchange Agreement filed as exhibit 2.1 to Form 8-K filed on February 2, 2006. Please tell us how you have accounted for such future liabilities in your financial statements as of December 31, 2005. In addition, please expand your disclosures in your footnotes to the financial statements as well as Management’s Discussion and Analysis to address the nature of these liabilities, when they are due, and management’s expectations and ability to fund such liabilities when they are due.

The liabilities owed to the founders of Indigo were the result of Indigo purchasing its stock back from these individuals. The amounts due at December 31, 2005 have been reflected both in the Indigo and Procare 2005 annual financial statements as current liabilities with a footnote as follows:

On September 3, 2005 we entered into separate agreements with two of our then principal stockholders (Leo Moore and James Love) to redeem their entire interest in the company. At the time of the agreement, each shareholder held a 33 1/3 interest in our common stock.

The original agreements provided for a redemption price of $ 500,000 each to be paid under different payment schedules. The original payment schedule for Love required $250,000 to be paid within 45 days of the date of the agreement and another $250,000 to be paid within 90 days of the date of the agreement. The original payment schedule for Moore required $100,000 to be paid within 45 days of the date of the agreement; another $100,000 to be paid within 90 days of the date of the agreement and a final installment of $300,000 to be paid no later than 180 days from the date of the agreement.

The agreements also provided that in the event of default, each selling shareholder would be allowed to keep the initial amount paid and we would be required to return the shares.

On January 27, 2006 the payment terms of the contracts were amended and extended to both ratify and confirm the remaining balance due under the terms of the original agreement and to require aggregate payments of $75,000 per month on the balance of $650,000 through June 30, 2006 together with any unpaid balance at that date. A summary reduction schedule of each note through December 31, 2005 is as follows:

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 4

	Moore	Love

Original	$500,000	$500,000
Less payments through December 31, 2005	($100,000)	($250,000)
Total	400,000	250,000
Less current portion	(400,000)	(250,000)
Due after one year	$0	$0

Since this information is now fully described in the footnotes and is not required in a Plan of Operation, it has not been repeated in the Company’s Plan of Operation in the Form 10-KSB for the fiscal year ended December 31, 2005.

Consolidated Statement of Stockholders’ Equity, page F-4

3.
In your previous filings on Form 10-KSB as of June 30, 2005 and on Form 8-K filed on February 2, 2006, we note the terms of the Exchange Agreement dated December 15, 2005 with Indigo Land Development, Inc. originally provided for the issuance of approximately 176.5 million shares of the registrant in exchange for 100% of the outstanding common stock of Indigo Land and Development, Inc. We understand the terms of this agreement were revised in January, 2006 to provide for the issuance and exchange of 49.1 million common shares of the registrant. Please tell us when the exchange of shares occurred. We note the issuance of 49.1 million shares to Lois Moore in January, 2006 in the table of recent sales of unregistered shares on page 16 of your Form 8-K filed on February 2, 2006. In addition, based on your consolidated statements of stockholders’ equity, it does not appear that additional common shares were issued and outstanding as of December 31, 2005. If true, please tell us why you have filed the financial statements of Indigo-Energy, Inc. as of December 31, 2005. If the exchange occurred subsequent to the reporting period, it appears the financial statements of Procare America, Inc. should have been filed on Form 10-QSB as of December 31, 2005. Otherwise, if additional common shares were issued prior to December 31, 2005, please revise your consolidated statements of stockholders’ equity and other related disclosures, as appropriate.

The share exchange agreement was consummated on December 15, 2005 whereon the majority stockholder and sole officer and director of Indigo executed a resolution that all outstanding stock of Indigo was assigned to Procare on that date. The 176,457,126 shares of Procare were issuable to the stockholder of Indigo on that date. Subsequent to the consummation of the share exchange agreement, the stockholder of Indigo, who then owned a majority interest in Procare, consented to a reduction in the number of shares he was to receive to 49,100,000 shares to meet management’s desired capitalization. The financial statements included in the Form 10-KSB for the fiscal year ended December 31, 2005 reflect these shares as issuable and provide the related disclosure.

See also the “Background” section above for the appropriate filing required.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 5

4.
We note you have issued 366,333 for the acquisition of a subsidiary during the period from September 30, 2005 through December 31, 2005. Please expand your footnotes to address the nature and terms of this acquisition and its effect on your financial statements. In your response, please tell us why financial statements of the acquired business are not required to be presented in accordance with Item 310(c).

This disclosure was in error and is not reflected in the financial statements included in the Form 10-KSB for the fiscal year ended December 31, 2005.

Notes to Interim Financial Statements, page F-5

5.
We note your disclosures in Item 2 on page 2 regarding the Exchange Agreement with Indigo Land and Development, Inc. Please expand your footnote disclosure to discuss the reverse merger with Indigo Land and Development, Inc., the material terms of the Exchange Agreement, and the impact of such merger on the presentation of financial statements for the current and prior periods. As your business operations have changed since the filing of your latest annual report as of June 30, 2005, your revised disclosures should clearly identify the nature of the business operations of Indigo-Energy, Inc.

The annual financial statements included in the Form 10-KSB for the fiscal year ended December 31, 2005 provide the following disclosures explaining the recapitalization and public shell merger, and business operations:

Indigo-Energy, Inc. formerly known as Procare America, Inc. (the "Company" or “We”), is an independent energy company engaged primarily in the drilling, development, production and marketing of natural gas and oil. During 2005, the Company began the exploration and development of properties located in the Appalachian Basin. Substantially all of our oil and gas properties are located in West Virginia and Pennsylvania.

The Company, formerly known as Procare America, Inc. (“Procare”) was incorporated in Minnesota on September 22, 1993 and in 1999 relocated its state domicile to Nevada. At the date of recapitalization, December 15, 2005, Procare was a public shell company, defined as an inactive, publicly-quoted company with nominal assets and liabilities.

On December 15, 2005 pursuant to a stock exchange agreement and share exchange between the Company, and the shareholders of Indigo Land and Development, Inc. (ILD), we purchased all of the outstanding shares of ILD through the issuance of 49,100,000 shares of our stock directly to the ILD shareholders. The Company was the legal acquirer in the combination. ILD was the accounting acquirer since its stockholders acquired a majority interest in the Company. The transaction was treated for accounting purposes as a recapitalization by the accounting acquirer (ILD). The operations and financial statements of the Company are those of ILD. Upon completion of the recapitalization, the Company changed its name to Indigo-Energy, Inc.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 6

Accordingly, the financial statements for the period prior to December 15, 2005 are those of the accounting acquirer (ILD).  All historical share and per share data presented in the financial statements for transactions consummated prior to the December 15, 2005 combination have been restated to reflect the share exchange ratio of 29,460:1

Item No. 1 Description of Business in the Form 10-KSB provides a relevant description of our business.

6.	Please expand your footnotes to disclose the nature of customer deposits and how you account for this balance at December 31, 2005.

We have determined that no customer deposits existed at December 31, 2005. These were common stock subscriptions erroneously recorded as customer deposits. The annual financial statements included in the Form 10-KSB for the fiscal year ended December 31, 2005 do not reflect customer deposits.

7.
We note your disclosure on page 3 of your Form 8-K filed on February 2, 2006 of $550,000 due to two shareholders of Indigo Land and Development, Inc. for the purchase of 2,666 shares of common stock. We note the due date of this liability was extended to June 30, 2006. Please expand your disclosures to address the nature of this liability and to identify where you have recorded such liability in your financial statements.

The annual financial statements included in the Form 10-KSB for the fiscal year ended December 31, 2005 provide the disclosure on this matter. Please also see response to comment 2.

Note 2-Proved Reserves, page F-5

8.	Your disclosures state you own proved reserves of oil, natural gas and coal. Please tell us the amount of proven coal reserves you own. We may have further comments upon review of your response.

We have determined that no proved reserves existed at the balance sheet date. The annual financial statements included in the Form 10-KSB for the fiscal year ended December 31, 2005 do not have any references to the Company having any proved reserves.

Note 4-Exploration Costs, page F-5

9.
Please expand your disclosures to discuss how you account for your oil and gas properties under accounting principles generally accepted in the United States. For example, identify whether you account for such properties under the successful efforts method in accordance with SFAS 19 or the full cost method in accordance with Regulation S-X, Rule 4-10. Your amended footnote should include all disclosures required by the appropriate literature to ensure fair and clear disclosure as your latest annual report included the financial statements of Procare America, Inc.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 7

We have added the following disclosure under significant accounting policies:

Oil and Natural Gas Properties: We account for investments in natural gas and oil properties using the full-cost method of accounting. All costs directly associated with the acquisition, exploration and development of natural gas and oil properties are capitalized. These costs include lease acquisitions, seismic surveys, and drilling and completion equipment. We proportionally consolidate our interests in natural gas and oil properties. We capitalize compensation costs for employees working directly on exploration activities and expense maintenance and repairs as they are incurred.

We amortize natural gas and oil properties based on the unit-of-production method using estimates of proved reserve quantities. We do not amortize investments in unproved properties until proved reserves associated with the projects can be determined or until these investments are impaired. We periodically evaluate, on a property-by-property basis, unevaluated properties for impairment. If the results of an assessment indicate that the properties are impaired, we add the amount of impairment to the proved natural gas and oil property costs to be amortized. The amortizable base includes estimated future development costs and, where significant, dismantlement, restoration and abandonment costs, net of estimated salvage values. The depletion rate per Mcf was $0 for 2005 and 2004.

We account for dispositions of natural gas and oil properties as adjustments to capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves. We have not had any transactions that significantly alter that relationship.

The net capitalized costs of proved oil and natural gas properties are subject to a “ceiling test” which limits such costs to the estimated present value, discounted at a 10% interest rate, of future net revenues from proved reserves, based on current economic and operating conditions (the “Full Cost Ceiling”). If net capitalized costs exceed this limit, the excess is charged to operations through depreciation, depletion and amortization.

Plan of Operation, page 2

10.
We note your disclosures on page 4 that you have raised $925,000 in capital from private investors during October, November and December of 2005 for $0.25 per share. However, your consolidated statements of stockholders’ equity reflects the issuance of common shares for an acquisition during this period. Please revise your financial statements to reflect any increase in common shares issued and outstanding or revise your disclosures on page 4 to explain why this activity is not reflected in the financial statements as of December 31, 2005. In your response, please also address how you have accounted for the $240,000 held in escrow pending the filing of past due SEC filings.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 8

The disclosure of an acquisition of a subsidiary was in error. The statement of stockholders’ equity in the financial statements in the Form 10-KSB for the fiscal year ended December 31, 2005 reflect the stock issuable for the $925,000 raise, net of subscriptions refunded and refundable.

A review of our accounting records indicates the $240,000 originally reported as being in an escrow account was actually held in an account in our name. The funds were not restricted in any way.

Form 8-K Filed on February 2, 2006

Changes in or Disagreements with Certifying Accountants on Accounting and Financial Disclosures, page 15

11.
We note your disclosure regarding your change of accountants in December 2005. Based on your disclosure, this event relates to item 4.01 of the Form 8-K, please amend your Form 8-K to appropriately identify this disclosure as Item 4.01. In addition, please ensure EDGAR recognizes the amended filing includes an item 4.01 event.

The Company filed a Form 8-K on May 4, 2006 with an Item 4.01 reporting a change in accountants and indicating it had hired Michael F. Cronin CPA. Michael F. Cronin was associated with the audits for the fiscal years ended June 30, 2002, 2003, 2004 and 2005 and the two fiscal years ended December 31, 2005.

Furthermore, the Company also filed a Form 8-K on June 15, 2006 with an Item 4.01 reporting a change of accountants and indicating it had retained the firm of L J Soldinger Associates LLC to be its accountants beginning with the first quarter 2006 reporting period.

The Company has also disclosed this in its Amendment No. 1 to Form 8-K filed on October 16, 2006 under Item 4.01.

Financial Statements

12.
Please amend your Form 8-K to include 2 years of audited financial statements of Indigo Land and Development, Inc. based on the company’s year end, it appears audited financial statements for fiscal years ending December 31, 2004 and 2003 are required to be presented. Refer to Regulation S-B, Item 310 (c).

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 9

The Company originally filed a Form 8-K on February 2, 2006 with 2004 financial statements of Indigo which were audited by Timothy L. O’Brien CPA. The Company has since retained its independent auditor, Michael F. Cronin CPA, to perform a PCAOB audit on the Indigo financial statements which were included in Amendment No. 1 to Form 8-K which was filed October 16, 2006. The amended 8-K included the audited financial statements of Indigo for 2004 and the period January 1, 2005 through December 15, 2005 to meet the requirements of Item 310 (c) as discussed with April Sifford.

13.
We note Indigo-Energy, Inc. (as the continuing entity formerly known as Indigo Land and Development, Inc.) was considered an exploration stage enterprise under SFAS 7 as of December 31, 2005. Please revise your financial statements presented in this Form 8-K to provide similar disclosures required by SFAS 7 or tell us why you believe Indigo Land and Development, Inc. is not an exploration stage enterprise as of December 31, 2004 and September 30, 2005.

The financial statements of Indigo have been revised to include disclosures required by SFAS 7.

Notes to Financial Statements, pager F-6
Note 2-Proved Reserves, Page F-6

14.	Your disclosures state you own proved reserves of oil, natural gas and coal. Please tell us the amount of proven coal reserves you own. We may have further comment upon review of your response.

We have determined that no proved reserves existed at the balance sheet date and have eliminated all references to proved reserves and related disclosures.

15.
Please expand your disclosures to discuss how you account for your oil and gas properties under accounting principles generally accepted in the United States. For example, identify whether you account for such properties under the successful efforts method in accordance with SFAS 19 or the full cost method in accordance with Regulation S-X, Rule 4-10.

The Indigo financial statements included in Amendment No. 1 to Form 8-K filed October 16, 2006 now provide the following disclosure:

Oil and Natural Gas Properties: We account for investments in natural gas and oil properties using the full-cost method of accounting. All costs directly associated with the acquisition, exploration and development of natural gas and oil properties are capitalized. These costs include lease acquisitions, seismic surveys, and drilling and completion equipment. We proportionally consolidate our interests in natural gas and oil properties. We capitalize compensation costs for employees working directly on exploration activities and expense maintenance and repairs as they are incurred.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 10

We amortize natural gas and oil properties based on the unit-of-production method using estimates of proved reserve quantities. We do not amortize investments in unproved properties until proved reserves associated with the projects can be determined or until these investments are impaired. We periodically evaluate, on a property-by-property basis, unevaluated properties for impairment. If the results of an assessment indicate that the properties are impaired, we add the amount of impairment to the proved natural gas and oil property costs to be amortized. The amortizable base includes estimated future development costs and, where significant, dismantlement, restoration and abandonment costs, net of estimated salvage values. The depletion rate per Mcf was $0 for 2005 and 2004.

We account for dispositions of natural gas and oil properties as adjustments to capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves. We have not had any transactions that significantly alter that relationship.

The net capitalized costs of proved oil and natural gas properties are subject to a “ceiling test” which limits such costs to the estimated present value, discounted at a 10% interest rate, of future net revenues from proved reserves, based on current economic and operating conditions (the “Full Cost Ceiling”). If net capitalized costs exceed this limit, the excess is charged to operations through depreciation, depletion and amortization.

Combined Pro Forma Financial Statements, page F-11

16.
As the reverse merger occurred in either December 2005 or January 2006, pro forma financial statements for the most recent interim period (September 30, 2005) are required to be presented. Please revise your pro forma statements to present the combined pro forma statements and adjustments for the interim period ended September 30, 2005 or tell why you believe your current presentation is appropriate. Please refer to regulation S-B, Item 310(d)(2).

The public shell merger occurred on December 15, 2005. We have revised the pro forma information in Amendment No. 1 to Form 8-K, filed on October 16, 2006, to reflect the proper period and accounting entries. Since the public shell merger is treated as recapitalization and the financial statements of Indigo have become those of Procare the only pro forma information provided was pro forma earnings/loss per share and pro forma balance sheet reflecting the recapitalization accounting with footnote disclosure.

17.
Revise your combined pro forma statements to include pro form adjustments to stockholders’ equity to remove the par value equity of the accounting acquirer (Indigo Land and Development, Inc.), to remove the additional paid in capital and accumulated deficit of the accounting acquiree (Procare America, Inc.) and to present the issuance of the new shares under the Exchange Agreement. Your revised statements should also include footnote disclosures summarizing the transaction with detailed notes describing the nature of each adjustment reflected in the pro forma statements.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 11

We have revised the pro forma information in Amendment No. 1 to Form 8-K, filed October 16, 2006, to reflect the proper period and accounting entries. Since the public shell merger is treated as recapitalization and the financial statements of Indigo have become those of Procare the only pro forma information provided was pro forma earnings/loss per share and pro forma balance sheet reflecting the recapitalization accounting with footnote disclosure.

18.
Revise your combined pro forma statements to include adjustments reflecting the transaction costs of the reverse merger. Your revised statements should also include a footnote disclosure detailing the nature of the adjustment.

Any transaction costs were expensed.

19.
Revise your Pro Forma Statements of Operations to reflect the change in the number of common shares outstanding and the impact on basic and diluted loss per share. Your revised should also include a footnote disclosure detailing the nature of this adjustment.

We have revised the pro forma information in Amendment No. 1 to Form 8-K, filed October 16, 2006, to reflect the proper period and accounting entries. Since the public shell merger is treated as recapitalization and the financial statements of Indigo have become those of Procare the only pro forma information provided was pro forma earnings/loss per share and pro forma balance sheet reflecting the recapitalization accounting with footnote disclosure.

Exhibit 2.1

20.
We note references to exhibits and attached schedules throughout the Exchange Agreement. However, these documents do not appear to be filed or attached. Please amend your filing to include all referenced exhibits and attached schedules.

The Exchange Agreement filed with the Form 8-K on February 2, 2006 was erroneously filed as it was a draft version and not the final version. The final version attached to Amendment No. 1 to Form 8-K, filed October 16, 2006, does not have any references to schedules or agreements.

21.
As previously noted, we understand you have subsequently amended the Exchange Agreement in January, 2006 to reduce the number of common shares of Procare America, Inc. to be issued as part of the exchange. Please file the amended and updated Exchange Agreement as an exhibit to the amended Form 8-K.

The Exchange Agreement filed with the Form 8-K on February 2, 2006 was erroneously filed as it was a draft version and not the final version. The final version is attached to Amendment No. 1 to Form 8-K filed October 16, 2006, along with the resolution amending the Exchange Agreement to reduce the number of common shares of Procare America, Inc. to be issued as part of the exchange.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 12

Engineering Comments
Form 8-K filed on February 2, 2006
Description of Properties, page 8
Estimated Proven Reserves, page 9

22.
You state that studies indicate that there are recoverable reserves beneath the company’s property and potential oil reserves in the vicinity of the Indigo property. You then state this property contains over 60 BCF of proved gas reserves and 180,000 barrels of proved oil reserves. Studies alone are not sufficient for the attribution of proved reserves. Proved reserves must meet the requirements of Rule 4-10(a) of Regulation S-X which requires at least a production formation test at economic rates. Tell us how the reserves have met the requirements of Rule 4-10(a) of Regulation S-X or alternatively remover these reserves from the filing.

We have determined that no proved reserves existed at the balance sheet date and have eliminated all references to proved reserves and related disclosures.

Notes to Financial Statements, Proved reserves, page F-6

23.
You must disclose the Standardized Measure of Discounted Future Net cash Flows for proved reserves as indicated in paragraph 30 of FASB 69. However it does not appear that your reserves meet the definition of proved reserves. Please remove the reserve value disclosed in note 2 or alternatively tell us why the reserves meet the definition of proved reserves and revises the document to only include the Standardized Measure calculation.

We have determined that no proved reserves existed at the balance sheet date and have eliminated all references to proved reserves and related disclosures.

Form 10-QSB For the Fiscal Quarter Ended December 31, 2005
Notes to Financial Statements-September 30, 2005, page F-10

24.	Please remove the reserve value disclosed in Note 2 for the reasons cited above.

We have determined that no proved reserves existed at the balance sheet date and have eliminated all references to proved reserves and related disclosures.

Notes to Interim Financial Statements, page F-5

25.	Please remove the reserve value disclosed in Note 2 for the reasons cited above.

We have determined that no proved reserves existed at the balance sheet date and have eliminated all references to proved reserves and related disclosures.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 13

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the outstanding comments. Please call me directly at (702) 290-5275 or Steven Polkoff of our independent registered accountants at (847) 726-8100 with any questions or additional comments. Thank you.

Very truly yours,

INDIGO-ENERGY, INC.

By: /s/ Stanley L. Teeple
Stanley L. Teeple
Chief Financial Officer

cc:	Steven Polkoff
L J Soldinger Associates, LLC